Exhibit 16.1

31 March 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F “Change In Registrant’s Certifying Accountant” of Form 20-F dated 31 March 2022, of Mereo BioPharma Group plc and are in agreement with the statements contained in the paragraphs 2, 3, 4 and 5 on page 129 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness in its internal controls, included in paragraph 5 on page 129 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2020 financial statements.

/s/ Ernst & Young LLP
Reading, United Kingdom